NEWS RELEASE

February 5, 2003

Trading Symbol: TSX: RNG

RIO NARCEA EXTENDS NICKEL EXPLORATION

PROPERTIES INTO PORTUGAL

Exploration License of 1,900 km2

Toronto – Rio Narcea Gold Mines, Ltd. is pleased to announce the acquisition of a major exploration license in southern Portugal. The exploration license, granted to Rio Narcea by the Portuguese Mining Authorities, contains some of Rio Narcea’s most exciting nickel prospects. The new land position covers two large blocks including the 927 km2 Campo Maior license in the north and the 993 km2 Beja permit in the south.  Rio Narcea’s nickel properties now extend more than 250 kilometers across southern Spain and Portugal and dominate the prospective Ossa Morena nickel tend.

The Campo Maior license includes the Crato-Campo Maior anticline that contains the same mafic intrusive suite hosting the Company’s Aguablanca Ni-Cu-PGM development project.  Sampling from two prospective areas in the Campo Maior area gave strong indications of magmatic nickel mineralization. Gossanous troctolite outcrops near the village of Elvas, located 135 kilometers northwest of Aguablanca, assayed up to 0.8% nickel and 0.5% copper. Samples of pyroxenite cumulates in the east sector of the license area contained up to 0.2% nickel, 0.5% copper and 4 g/t gold.  The presence of rift related, ultramafic rocks in the Campo Maior license illustrates the excellent potential for discoveries of additional nickel sulfide deposits along the Ossa Morena zone.

The Beja license area, near the southern border of the Ossa Morena zone, includes a large ophiolite belt in contact with a massive banded mafic-ultramafic complex comprised of olivine gabbros, anorthosites, norites and troctolites. Previous PGM-nickel exploration activities are practically nonexistent in the area. Preliminary sampling results led to the identification of layered mafic intrusive rocks containing magmatic sulfides. The presence of mineralized troctolites, a rock type similar to the host rock of the world-class Voisey’s Bay deposit, is significant to the exploration potential of the new Portuguese properties.

Rio Narcea is planning to spend US$3 million in an aggressive exploration program for nickel during 2003. A 2,000 km2 airborne geophysical survey is now in progress on the Portuguese license.  The detailed magnetic/EM/radiometric survey is the first of its kind ever flown in the Beja area. The method has proven remarkably successful in identifying potentially mineralized mafic intrusives in Spain where field examinations of airborne geophysical anomalies have identified more than ten mineralized gabbro intrusives that form a major trend of nickel mineralization in the region.

Rio Narcea’s nickel exploration program is supervised by Luis Pevida, Exploration Manager – Qualified Person as defined by National Instrument 43-101 (Standards of Disclosure for Mineral Projects).

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines, proceeding with a feasibility study at its Corcoesto gold project and advancing the development of its Aguablanca nickel-copper-PGM project. The Aguablanca mine is scheduled to be commissioned during the first quarter of 2004 and will produce about 10,000 tonnes of nickel in concentrate per year, which would equal about half of the European Union's current annual nickel mine production.

For further information contact:

Eugene Spiering VP, Exploration Tel: (34) 98 583 1500 Fax: (34) 98 583 2159	Laurie Gaborit Manager, Investor Relations Tel: (416) 686 0386 Fax: (416) 686 6326

gold@rionarcea.com

www.rionarcea.com

Forward Looking Statements

Some statements in this press release contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

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